Exhibit 8.2

Law Offices of

Porter Kohli, P.S.

1325 Fourth Avenue, Suite 940, Seattle, Washington 98101

Telephone: 206-624-8890 ♦ Fax: 206-587-0579

Benjamin G. Porter	Benjamin G. Porter

bporter@porterkohli.com	Laurie D. Kohli

www.porterkohli.com	Lyman Hull (1924-2011)

March 23, 2012

Boards of Directors

Sound Community MHC

Sound Financial, Inc.

Sound Community Bank

Sound Financial Bancorp, Inc.

Ladies and Gentlemen:

You have requested our opinion regarding the Washington state tax consequences of the conversion of Sound Community MHC (“the Mutual Holding Company”) into the capital stock form of organization (the “Conversion”) to be effected pursuant to the terms of a Plan of Conversion and Reorganization of Mutual Holding company dated January 27, 2012, (the “Plan”).  This opinion is being issued pursuant to Section 25 of the Plan.  Capitalized terms not defined herein shall have the meaning ascribed to such terms in the Plan.

You have provided us with a copy of the federal income tax opinion of the Transactions prepared by Silver, Freedman & Taff, L.L.P., dated March 20, 2012 (the “Federal Tax Opinion”).  Our opinion regarding the Washington tax consequences is based on the facts and incorporates the capitalized terms contained in the Federal Tax Opinion.

The State of Washington does not have a state income tax per se, but relies instead for its revenue on other types of taxes.  These other taxes primarily include property taxes, retail sales/use taxes, and business and occupation taxes.

“Personal Property” for the purposes of Washington personal property (ad valorem) taxation is inclusively defined under RCW 84.04.080 as “all property of whatsoever kind, name, nature and description” and specifically “stocks”.  However, RCW 84.36.070 exempts intangible personal property from ad valorem taxation.  “Intangible Personal Property” is defined to include, among other things, “bonds, stocks or shares of private corporations.”  Accordingly, the Washington ad valorem tax will not apply to any aspect of the transactions proposed under the Plan.

The State of Washington, Department of Revenue, has issued a regulation, WAC 458-20-106, ruling that the retail sales/use tax does not apply to a transfer of capital assets to or by a business.  Accordingly, the merger of Sound MHC into Sound Financial, Inc. and the merger of

Boards of Directors

Sound Community MHC

Sound Financial, Inc.

Sound Community Bank

Sound Financial Bancorp, Inc.

March 23, 2012

Sound Financial, Inc. into Sound Financial Bancorp, Inc. will be exempt from Washington retail and use tax .

We hereby consent to the filing of this opinion as an exhibit to the Mutual Holding Company’s Application for Conversion filed with the FRB and to Holding Company’s Registration Statement on Form S-1 as filed with the SEC.  We also consent to the references to our firm in the Prospectus contained in the Application for Conversion and Form S-1 under the captions “The Conversion and Offering – Material Income Tax Consequences” and “Legal Matters.”  In giving such consent we do not thereby admit that we are in a category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

PORTER KOHLI, P.S.

	By:	/s/ Benjamin G. Porter
Benjamin G. Porter

BGP:hrs

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